

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 7, 2017

<u>Via E-Mail</u>
Daniel Yong Zhang
Chief Executive Officer
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
One Matheson Street, Causeway Bay
Hong Kong

> **Re: Alibaba Group Holding Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed June 15, 2017**
> **File No. 1-36614**

Dear Mr. Zhang:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Risk Factors, page 8</u>
<u>We may suffer reputational harm and the price of our ADSs may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons, page 32</u>

1. We note your disclosure about Syria, and note that you no longer identify Sudan in your disclosure. In your letters to us dated June 16, 2014 and July 11, 2014, you described contacts with Syria and Sudan. As you are aware, both Syria and Sudan are designated by the U. S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Although Treasury's Office of Foreign Assets

Control has issued a general license suspending OFAC Sudan sanctions, under Executive Order 13804, the review period for consideration of removal of those sanctions has been extended until October 12, 2017. In future filings, please consider the then-current status of the revocation of Sudan sanctions and, if you then have contacts with Sudan, consider identifying Sudan in your disclosure and including quantitative information about Sudan.

2. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2014 letters, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements   In this regard, we note that Alibaba.com includes listings by sellers in Syria, and provides listings for shipping services to Sudan. A recent news article reports that Alibaba representatives were part of a trade delegation to Syria in June 2017. You should describe any products, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

3. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address for us materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

4. We are aware of recent news reports discussing your joint venture with Norinco involving the BeiDou satellite navigation system. They report that China will develop BeiDou at ground stations in Iran, and that units of a science and technology department of Iran's Presidential Office may be involved in implementing Bei Dou. Please tell us whether you have been involved and/or will be involved in the Iranian applications of BeiDou.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Timothy A. Steinert
          General Counsel and Secretary
          Alibaba Group Holding Limited

          Kevin Zhang
          Legal Department
          Alibaba Group Holding Limited

          Mara Ransom
          Assistant Director